U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-22011

CUSIP NUMBER 87163M 10 1

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☒ Form 10-Q and 10-QSB	☐ Form N-SAR

For Period Ended: July 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Full Name of Registrant: Synovics Pharmaceuticals, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):	5360 Northwest Avenue 35th Avenue,

City, State and Zip Code:	Ft. Lauderdale, FL 33309

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date ☒; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable. ☐

Part III—Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gerald Price	(954) 486-4590

(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

Synovics Pharmaceuticals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 15, 2009	By	/s/ Ronald Lane

Name: Ronald Lane
Title: Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

          Synovics Pharmaceuticals, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the three and nine months ended July 31, 2009 as compared to the same period in the prior fiscal year.

          Based on information available to us at this time, revenue decreased from approximately $7.7 million and $18 million in the three and nine months ended July 31, 2008, respectively, to approximately $1.6 million and $11.2 million in the three and nine months ended July 31, 2009, respectively, total operating expenses decreased from approximately $3.8 million and $9 million in the three and nine months ended July 31, 2008, respectively, to approximately $1.3 million and $6.4 million in the three and nine months ended July 31, 2009, respectively, other income decreased from approximately $1.3 million for the three months ended July 31, 2008 to other expenses of approximately $0.2 million for the three months ended July 31, 2009 and other expenses decreased from approximately $1.9 million for the nine months ended July 31, 2009 to other expenses of approximately $1.1 million for the three months ended July 31, 2009 resulting in the decrease of net income from approximately $0.5 million for the three months ended July 31, 2008 to a net loss of approximately $2 million for the three months ended July 31, 2009 and an increase in net loss of approximately $4.7 million for the nine months ended July 31, 2008 to approximately $5.8 million for the nine months ended July 31, 2009.

          The substantial decrease in revenue was the result of the cessation of sales of our products containing ephedrine and guaifenesin and decreases in sales of the Rx product line. This has had a material adverse effect on our business, prospects, financial condition and results of operation. The decrease in total expenses was the result of our reduction in sales revenue and a reduction in selling, general and administrative expense. The decrease in other expenses was attributable to the significant reduction in outstanding debt during the previous fiscal year.

          The foregoing is qualified in its entirety by reference to our unaudited financial statements for the three months and nine months ended July 31, 2009, to be filed in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.